News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 14, 2020

Manulife Financial Corporation Prices U.S. Public Offering of Senior Notes

Toronto – May 14, 2020 – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has priced a public offering in the United States of U.S.$500 million aggregate principal amount of 2.484% senior notes due 2027 (the “Notes”) at a public offering price of 100%. The offering was made pursuant to a preliminary prospectus supplement, dated May 14, 2020, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on December 10, 2019.

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, including future refinancing requirements.

BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.

This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  A prospectus supplement and the accompanying prospectus related to the offering have been filed with the SEC and are available on its website at www.sec.gov.  Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk – 3rd Floor, or by calling at (212) 834-4533.

The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of March 31, 2020, we had $1.2 trillion (US$0.8 trillion) in assets under management and administration, and in the previous 12 months we made $30.4 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com